(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form N-SAR ☐ Form 10-D ☒ Form 10-Q and Form 10-QSB ☐ Form 20-F ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-23712

For Period Ended: August 31, 2005

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Teletouch Communications, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street Number):	1913-B Deerbrook Drive

City, State and Zip Code:	Tyler, Texas 75702

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2005 (the “Quarterly Report”) cannot be filed within the prescribed time period because of the previously announced restatements of its consolidated statement of operations for the years ended May 31, 2002 and 2003 and its consolidated balance sheet as of May 31, 2002 and 2003. The Registrant has not yet completed the foregoing restatements. As a result, the Registrant has not been able to file its Annual Report on Form 10-K for the year ended May 31, 2005 with the SEC in a timely fashion and that filing is delinquent as of the date hereof. Also as a result of the delay in the completion of the restatement work, the Registrant is unable to file the Quarterly Report within the prescribed filing period without unreasonable effort or expense. The Registrant and its independent accountants are working to complete the Quarterly Report as expeditiously as possible. The Registrant expects that the Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

J. Kernan Crotty (Name)	(903) (Area Code)	595-8808 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): ☐ Yes ☒ No

•	Annual Report for the fiscal year ended May 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Teletouch Communications, Inc.

             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 18, 2005	By:	/s/ J. Kernan Crotty
	Name:	J. Kernan Crotty
	Title:	President and Chief Financial Officer

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